FORM 11-K

09011872

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

❑ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Advanced Services, Inc. Employee Savings and Retirement Plan
6419 Shelby View Drive, Suite 110
Memphis, TN 38184

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Advanced Services, Inc. Employee Savings and Retirement Plan

Date 06/15/2009

Name: Philip Harris
Title: Chief Financial Officer

SEC Mail Processing
Section

JUN 25 2009

Washington, DC
110

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

Advanced Services, Inc.
Employee Savings and Retirement Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-158069) of the General Electric Company of our report dated June 15, 2009, relating to the statements of net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2008 and 2007 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Advanced Services, Inc. Employee Savings and Retirement Plan.

KPMG LLP

New York, New York
June 15, 2009

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

December 31, 2008 and 2007

Table of Contents

[i] Schedules required by Form 5500 that are not applicable have not been included.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Advanced Services, Inc. Employee Savings and Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") as of December 31, 2008 and 2007, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Advanced Services, Inc. Employee Savings and Retirement Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2009

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets		
Investments, at fair value (note 3):	$ 6,079,641	$ 8,280,047
Loans to participants	404,591	370,237
Accrued dividends and interest	6,600	6,124
Total assets	6,490,832	8,656,408
Liabilities		
Payable for excess contributions	—	23,700
Net assets available for plan benefits	$ 6,490,832	$ 8,632,708

See accompanying notes to financial statements.

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions (reductions) to net assets attributed to:		
Investment income:		
Net (depreciation)/appreciation in fair value of investments (note 3)	$ (2,428,003)	$ 163,123
Dividends and interest	314,772	535,931
Total investment (loss)/income	(2,113,231)	699,054
Interest on loans to participants	31,786	25,290
Contributions:		
Participant	500,009	537,139
Employer	297,522	237,612
Total contributions	797,531	774,751
Total (reductions)/additions	(1,283,914)	1,499,095
Deductions from net assets attributed to:		
Benefits paid to participants	854,662	935,333
Expenses and loan fees (note 1)	3,300	3,100
Total deductions	857,962	938,433
Net (decrease)/increase	(2,141,876)	560,662
Net assets available for plan benefits at:		
Beginning of year	8,632,708	8,072,046
End of year	$ 6,490,832	$ 8,632,708

See accompanying notes to financial statements.

(1) Description of the Plan

The Advanced Services, Inc. Employee Savings and Retirement Plan (the "Plan") is a defined contribution plan covering employees of Advanced Services, Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have completed six months of consecutive service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Advanced Services, Inc. Employee Savings and Retirement Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Effective September 11, 2008, participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options (prior to September 11, 2008, 5% increments were permitted):

(a) GE Common Stock Fund – This fund invests primarily in shares of GE Common Stock with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) GE Money Market Fund – This fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) Three funds which seek varying levels of capital growth and/or income:

1. GE Aggressive Allocation Fund
2. GE Moderate Allocation Fund
3. GE Conservative Allocation Fund

These funds primarily invest in underlying equity GE funds such as U.S. Equity, Small-Cap Value

Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(g) GE Institutional Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are distributed annually to participants.

Effective December 24, 2007, participants may elect to contribute up to 70% of their compensation each year into the Employee Savings component of the Plan subject to limitations imposed by law of their pretax aggregate annual compensation from the Company, as defined in the Plan. Prior to December 24, 2007 participants could elect to contribute up to 17% of their compensation each year. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,500 in both 2008 and 2007. For other participants, the 2008 and 2007 limits were generally $20,500.

Employer Contributions

Prior to January 1, 2008, the Company contributed 75% of a participant's eligible contributions or 3% of eligible earnings, whichever was lower.

Effective January 1, 2008, the Employer shall contribute as a Safe-Harbor Company Matching Contribution, on behalf of each participant who elects 401(k) contributions an amount equal to 100% of the 401(k) contributions made on behalf of each such participant up to the first 3% of such participant's compensation plus 50% of the 401(k) contributions made on behalf of such participant up to the next 2% of such participant's compensation.

The Company makes profit sharing contributions to the Employee Savings component of the Plan. For the Retirement component of the Plan, the Company may, at its discretion, make contributions to the Plan. There were no profit sharing contributions in 2008 and 2007.

Vesting

Prior to January 1, 2008, participants are fully vested in their contributions to the Plan plus actual earnings thereon. The Plan provides for participants to be 20% vested in Company contributions after completion of one year plus an additional 20% for the completion of each year of service for the following four years. A participant is 100% vested after five years of credited service.

Effective January 1, 2008, the Plan satisfied the requirements of Sections 401(k)(12) and 401(m)(11) of the Code to qualify as a Safe-Harbor 401(k) Plan. Safe-Harbor Company Matching contributions are matching contributions by a participating employer on behalf of a participant for a defined period. For Plan years beginning on and after January 1, 2008, a participant shall have fully vested rights to the value attributable to his or her profit sharing contributions. In addition, a Participant shall have fully vested rights at all times to the value of their 401(k) contributions account, safe-harbor company matching and rollover account.

Forfeitures

At December 31, 2008 and 2007 forfeited non-vested amounts (including unrealized appreciation/(depreciation)) totaled $35,240 and $26,011, respectively. These forfeitures may be used to reduce future Company contributions or pay Plan expenses. No forfeitures were used to reduce Company contributions or pay Plan expenses during 2008. During 2007, forfeitures of $66,341 were used to reduce Company contributions. (Losses)/Gains on earnings of forfeiture balances were ($2,699) and $3,859 in 2008 and 2007, respectively. Additions to forfeiture balances were $11,928 and $8,833 in 2008 and 2007, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and, effective September 11, 2008, bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day preceding the date on which the loan is approved by the Plan Administrator. Prior to September 11, 2008, the rate would be determined as of the last business day before the month in which the loan was requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Loans to participants at December 31, 2008 and 2007 were $404,591 and $370,237, respectively. Interest from loans to participants for the years ended December 31, 2008 and 2007 was $31,786 and $25,290, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 ½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70 ½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, including earnings credited thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as a direct rollover.

Administrative and Investment Advisory Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan and at the Company's election, may be paid by the Plan. For the mutual funds, investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(g) Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2008 and 2007:

	2008		2007	
GE Common Stock Fund:				
Cash and cash equivalents	$ 9,769		$ 42,625	
GE Common Stock	344,914	*	735,999	*
Mutual funds:				
GE Money Market Fund	1,723,229	*	1,260,708	*
GE Institutional Income Fund	1,053,960	*	1,159,522	*
GE Institutional International Equity Fund	600,132	*	1,192,062	*
GE Institutional U.S. Equity Fund	1,238,290	*	2,096,274	*
GE Aggressive Allocation Fund	126,194		307,413	
GE Moderate Allocation Fund	747,863	*	1,132,115	*
GE Conservative Allocation Fund	112,926		128,140	
GE Institutional Premier Growth Equity Fund	122,364		225,189	
Total mutual funds	5,724,958		7,501,423	
Total Investments, at fair value	$ 6,079,641		$ 8,280,047	

*Investment option representing more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) (depreciated)/appreciated during 2008 and 2007 as follows:

	2008	2007
GE Common Stock Fund	$ (387,240)	$ 23,774
Mutual funds	(2,040,763)	139,349
Total	$ (2,428,003)	$ 163,123

Dividends for the years ended December 31, 2008 and 2007 were $314,772 and $535,931, respectively.

(4) Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 157, *Fair Value Measurements* ("SFAS 157"), for all financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes a three-level valuation hierarchy based upon observable and unobservable inputs.

For financial assets and liabilities, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include the GE Common Stock component of the GE Common Stock Fund and mutual funds.

The following table presents our investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund:				
Cash and cash equivalents	$ 10	$ —	$ —	$ 10
GE Common Stock	345	—		345
Mutual funds	5,724	—	—	5,724
Total Investments, at fair value	$ 6,079	$ —	$ —	$ 6,079

Transfers in and our of Level 3 are considered to occur at the beginning of the period. There were no transfers during the period.

(5) Risks and Uncertainties

The Plan offers a number of investments options including GE Common Stock Fund and a variety of mutual funds. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across nine participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contributions are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2008 and 2007 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2008	2007
Total Investments, at fair value per financial statements	$ 6,079,641	$ 8,280,047
Loans to participants	404,591	370,237
Total Investments per Form 5500	$ 6,484,232	$ 8,650,284

(10) Subsequent Events

On May 15, 2009 the following changes occurred for the Plan's investment options:

The American Century One Choice Portfolio: Conservative will replace the GE Conservative Allocation Fund.

The American Century One Choice Portfolio: Moderate will replace the GE Moderate Allocation Fund.

The American Century One Choice Portfolio: Aggressive will replace the GE Aggressive Allocation Fund.

The American Century One Choice Portfolios are "fund of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

Supplemental Schedule

ADVANCED SERVICES, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2008

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares	Fair value
*	MG Trust Company	Cash and cash equivalents	9,769	$ 9,769
*	GE Common Stock Fund	Common stock	21,291	344,914
*	GE Money Market Fund	Mutual fund	1,723,229	1,723,229
*	GE Institutional Income Fund	Mutual fund	92,942	1,053,960
*	GE Institutional International Equity Fund	Mutual fund	58,550	600,132
*	GE Institutional U.S. Equity Fund	Mutual fund	74,016	1,238,290
*	GE Aggressive Allocation Fund	Mutual fund	14,022	126,194
*	GE Moderate Allocation Fund	Mutual fund	89,137	747,863
*	GE Conservative Allocation Fund	Mutual fund	14,704	112,926
*	GE Institutional Premier Growth Equity Fund	Mutual fund	8,660	122,364
	Total Investments, at fair value			$ 6,079,641
*	Loans to participants	111 loans to participants with interest rates of 4.25% to 9.25%	—	404,591
	Total Loans to participants			$ 404,591
	Total Assets held at end of year			$ 6,484,232

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.